6/29/04

ASSET PURCHASE AGREEMENT

This Agreement entered into this the 14 day of July 2004 by and between Southwest Century Communications, Inc., a Texas corporation, whose address is 1713 Runyan Ave., Houston, TX 77039 (hereinafter referred to as "Seller") and ICF Communication Solutions, Inc., a Delaware corporation, whose address is 4030 Pike Lane, Suite C, Concord, CA 94520 (hereinafter referred to as "Buyer").

WHEREAS, Seller operates a business primarily engaged in the sale and installation of voice and data communications equipment; and

WHEREAS, Seller owns equipment, inventory, contract rights, and miscellaneous tangible and intangible assets used in connection with the operations of its business; and

WHEREAS, Buyer desires to acquire substantially all of the assets, tangible and intangible, used or useful, or intended to be used in the operation of Seller's business and Seller desires to sell such assets to Buyer.

NOW, THEREFORE, in consideration of mutual covenants contained herein and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

SECTION 1. ASSETS PURCHASED; NO LIABILITIES ASSUMED

1.1 **ASSETS PURCHASED.** Seller agrees to sell to Buyer and Buyer agrees to purchase from Seller, on the terms and conditions set forth in this Agreement the following assets ("Assets"):

1.2 All cash, accounts receivable, inventory, real estate, equipment, tools listed on

Schedule "A", together with any replacements or additions to the equipment, etc. made prior to the closing date.

1.3 Seller's name, goodwill, all distribution agreements, contracts and all intangible assets including but not limited to those intangibles listed on Schedule "A".

1.4. **NO ASSUMPTION OF LIABILITIES.** Seller is responsible to pay all its liabilities, with the exception of any balances due on operating leases whether for computers, copiers, etc. which Buyer will assume. Buyer, at closing, if requested by Seller, will pay all Seller's liabilities and deduct the amount paid from proceeds due to Seller.

1.5 **EXCLUDED ASSETS.** Excluded from this sale and purchase are Seller's accounts receivable from FNC, SKC and PNB listed on Schedule "A".

SECTION 2. CLOSING.

2.1. **TIME AND PLACE.** The closing date shall take place within 90 (ninety) days from the date of execution of this Agreement. This Agreement shall be closed at the offices of Buyer, 4030 Pike Lane, Suite C, Concord, CA 94520, or at any mutually agreed upon location, on or before September 30, 2004, or such other time as the parties may agree in writing. If the closing has not occurred on or before September 30, 2004, then either party may elect to terminate this Agreement. If, however, the closing has not occurred because of a breech of contract by one or more of the parties, the breaching party or parties shall remain liable for breech of contract. If this Agreement is terminated, for cause, by either party, Seller shall repay to the Buyer the amount of all borrowed funds within three (3) business days after the date of such termination.

2.2 **OBLIGATIONS OF SELLERS AND SELLING SHAREHOLDER AT**

CLOSING. At the closing, Seller shall deliver to buyer the following:

A) Bills of Sale, Assignments, properly endorsed Certificate of Titles, and other instruments of transfer, and form and substance reasonably satisfactory to counsel for Buyer, necessary to transfer and convey all of the assets to Buyer.

B) Non-compete Agreements referenced in Section 5.

C) Employment Agreement referenced in Section 5.

D) Such other certificates and documents as may be called for by the provisions of this Agreement.

2.3 **OBLIGATIONS OF BUYER AT CLOSING.** At the closing Buyer shall delivery to Seller the following:

a) A bank check drawn or wire transfer in the amount of $1,300,000 as specified in Section 3.1 less liabilities of Seller paid at closing by Buyer, and also less amounts owed to Buyer under ~~the Escrow Agreement~~. Section 4.1

b) Such other certificates and documents as may be called for by the provisions of this Agreement.

SECTION 3. PURCHASE PRICE FOR ASSETS

3.1. **PURCHASE PRICE.** The purchase price for the assets purchased shall be $1,300,000. Should the book value of the Assets, plus the difference between the book value and the appraised value of the land and building be less than $800,000, as agreed upon both Seller and Buyer, at the time of Closing, the purchase price shall be reduced by the dollar amount equal to the difference between $800,000 and the Book Value of the assets. If Buyer and Seller do not agree upon the amount of the Book Value, Buyer and Seller shall together hire an independent certified public accountant

to calculate the amount of the Assets being purchased. If Buyer and Seller cannot agree upon a independent certified public accountant, Buyer and Seller, will each hire a certified public accountant and who together will hire a third CPA to determine the value of the assets.

3.2. **TAXES.** Buyer will be responsible for all sales taxes on tangible assets. Seller agrees to execute or provide whatever documents are necessary to enable Buyer to transfer to it and receive credit for any balance remaining on the vehicle tags of Seller.

SECTION 4. PAYMENT OF PURCHASE PRICE

4.1. At the signing of this Agreement, Buyer shall deliver to Seller a check in the amount of $37,500. Thirty days from the signing of this Agreement, Buyer shall deliver to Seller another check for $37,500 for a total of $75,000. Pat and Norman Bonnette agree to personally repay such loan if this Asset Purchase Agreement is not consummated.

4.2 At closing, Buyer shall pay to Seller the amount equal to the net purchase price as determined in Section 3 less than any amounts outstanding under Section 4.1, by either wiring funds to Seller's bank account or by bank check.

4.3 At the Closing, Buyer will pay as many of the liabilities of Seller as possible. The amounts paid to settle Seller's liabilities will be deducted from the purchase price due Seller. Seller will make sure that the creditors release all liens on the assets as soon as possible either at the closing or immediately thereafter.

SECTION 5. OTHER AGREEMENTS AND TERMS

5.1 At closing, the parties shall execute the following additional agreements:

5.2 Non-compete agreements between Buyer and Pat Bonnette and Norman Bonette (hereinafter individually and collectively referred as "Selling Shareholders") in accordance with Appendix A attached hereto.

5.3 Employment agreement between Buyer and Norman Bonnette in accordance with Appendix B attached hereto.

5.4. After the closing date, all new business which would have been conducted by Seller will now be conducted by Buyer.

5.5 Upon signing of this Agreement, Seller may borrow funds up to the amount of $75,000. Provided that no more than $37,500 can be borrowed by Seller within first 30 days after the date hereof. Repayments of these borrowed funds shall be guaranteed by Selling Shareholders, as well as being secured by a Confession of Judgment of Seller and Selling Shareholders.

SECTION 6. SELLER'S REPRESENTATIONS AND WARRANTIES

Seller represents and warrants to Buyer as follows:

6.1 **CORPORATE EXISTENCE.** Seller is now and on the date of closing will be a corporation duly organized and validly existing and in good standing under the laws of the State of Texas. Seller has the requisite corporate power and authority to own, operate and/or lease the assets, as the case may be, and to carry on its business as now being conducted.

6.2 **AUTHORIZATION.** The execution, delivery and performance of this Agreement have been duly authorized and approved by the Board of Directors and shareholders of Seller, and this Agreement constitutes a valid and binding agreement of Seller in accordance with its terms.

6.3 **TITLE TO ASSETS.** Except as described in the Agreement, Seller holds good

and marketable title to the assets, free and clear of restrictions on or conditions to transfer or assign, and free and clear of liens, pledges, charges or encumbrances except as listed in Schedule F.

6.4 **BROKERS AND FINDERS.** Seller has not employed any broker or finder in connection with the transaction contemplated by this Agreement or taken action that would give rise to valid claims against any party for a brokerage commission, finder's fee or other like payment. If any such claims are made, Seller will be responsible to satisfy such claims.

6.5 **TRANSFER NOT SUBJECT TO ENCUMBRANCES OR THIRD PARTY APPROVAL.** The execution and delivery of this Agreement by Seller, and the consummation of the contemplated transactions, will not result in the creation or imposition of any valid lien, charge or encumbrance on any of the assets, and will not require the authorization, consent, or approval of any third party, including any governmental division or regulatory agency except as listed in Schedule __. All assets will be transferred free and clear of all liens after Seller's liabilities are paid, except in the case of liens on assets acquired by the Buyer.

6.6 **LABOR AGREEMENTS AND DISPUTES.** Seller is neither a party to, nor otherwise subject to any collective bargaining or other agreement governing the wages, hours, and terms of employment of Seller's employees. Except as set forth in Schedule B herein, Seller is not aware of any labor dispute or labor trouble involving employees of Seller.

6.7 **NONCANCELLABLE CONTRACTS.** At the time of closing, except for equipment leases set forth in Schedule C herein, there will be no material leases,

employment contracts, contracts for services, or maintenance, or other similar contacts, existing or related to or connected with the operation of Seller's business that are not cancelable within thirty (30) days.

6.8 **TERMINATION OF EMPLOYEES.** Seller will terminate all its employees as of the closing date and is responsible for paying all sick days, vacation days and all other amounts due to its employees.

6.9 **LITIGATION.** Except as set forth in Schedule D, Seller has no knowledge of any claim, litigation, proceeding, or investigation pending or threatened against or affecting Seller that might result in any material adverse change in the business or condition of the assets being conveyed under this Agreement. Seller will submit from their attorney a letter indicating to the best of his knowledge the estimated cost of settling all litigation plus legal expenses. This amount of money shall reduce the purchase price and be put in escrow with seller's attorney to pay such litigation and proceedings.

6.10 **NO BREACH.** To the best of Seller's knowledge and belief, the execution and delivery of this Agreement does not result in a breach of or default under any of the terms, provisions or conditions of any agreement or other instrument to which the Seller or its assets are subject with exception to the documents and instruments listed in Schedule G.

6.11 **NO ADVERSE CHANGE.** There has not been any event or condition not in the ordinary course of business that affects Seller's business from the date of the signing of this Agreement until the closing. If such an event occurs Seller will immediately notify Buyer and try to cure violation.

6.12 **ACCURACY OF FINANCIAL STATEMENTS.** To the best of Seller's knowledge and belief, the financial statements and tax returns for Seller previously delivered to Buyer and/or Buyer's representatives fairly and accurately represent the result of Seller's business operations for the periods covered thereby. Since the period covered by the most recent financial statements and tax returns for Seller previously delivered to Buyer and/or Buyer's representatives, there have been no material changes in Seller's financial condition, assets, liabilities, contracts or business, other than those occurring in the ordinary course of business, none of which is materially adverse.

6.13 **ACCURACY OF REPRESENTATIONS AND WARRANTIES.** None of the representations or warranties of Seller contain or will contain any untrue statements of a material fact or omit or will omit or misstate a material fact necessary in order to make statements in this Agreement not misleading. Seller knows of no fact that has resulted, or that in the reasonable judgment of Selling Shareholders will result in material change in the business, operations, or assets of Seller that has not been set forth in this Agreement or otherwise disclosed to Buyer. If there are any acts or actions that affect the warranties of Seller between signing and closing the Seller must notify the Buyer immediately.

SECTION 7. BUYERS REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants as follows:

7.1 **CORPORATE EXISTENCE.** Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Buyer has all requisite corporate power and authority to enter into this Agreement and

perform its obligations hereunder.

7.2 **AUTHORIZATION.** The execution, delivery and performance of this Agreement have been duly authorized and approved by the Board of Directors and shareholders of Buyer, and this Agreement constitutes a valid and binding agreement of Buyer in accordance with its terms.

7.3 **BROKERS AND FINDERS.** Buyer has not employed any broker or finder in connection with the transactions contemplated by this Agreement and has taken no action that would give rise to a valid claim against any party for a brokerage commission, finder's fee or other like payment. If any such claims are made, Buyer will be responsible to satisfy such claims.

7.4 **ACCURACY OF REPRESENTATIONS AND WARRANTIES.** None of the representations or warranties of Buyer contain or will contain any untrue statement of a material fact or omit or will omit or misstate a material fact necessary in order to make the misstatements contained herein not misleading.

SECTION 8. COVENANTS OF SELLER

8.1 **SELLER'S OPERATION OF BUSINESS PRIOR TO CLOSING.** Seller agrees that between the date of this Agreement and the date of closing, Seller will: Use its best efforts to preserve its business organization and preserve the continued operation of its business with its customers, suppliers, and others having business relations with Seller.

8.2 Seller will not assign, sell, lease or otherwise transfer or dispose of any of the assets listed on Schedule "A", except to Buyer or in the ordinary course of business.

8.3 Seller will Maintain all of its assets other than inventories in their present conditions, reasonable wear and tear and ordinary usage excepted and maintain the inventories at levels normally maintained for Seller's anticipated business.

8.4 Access To Premises And Information: At reasonable times prior to the closing date, Seller will provide Buyer and its representatives with reasonable access during business hours to the assets, titles, contracts and records of Seller and furnish such additional information concerning Seller's businesses which Buyer may from time to time reasonably request. Buyer agrees not to use any information obtained from Seller to obtain new contracts in Texas, Nevada and California between signing of this Agreement and the closing. Buyer agrees not to use any confidential information obtained from Seller to compete with Seller for contracts.

8.5 Prior to closing, Seller will deliver to Buyer lists of the names of all persons on the payroll of Seller, together with a statement of amounts paid to each during Seller's most recent fiscal year and amounts paid for services from the beginning of the current fiscal year to a closing date. Seller will also provide Buyer with a schedule of all employee bonus arrangements and a schedule of other material compensation or personnel benefits or policies in effect.

8.6 Prior to the closing date, Seller will not, without Buyer's prior written consent which cannot be unreasonably withheld, enter into any material agreements with its employees, increase the rate of compensation or bonus payable to or to become payable to any employee or effect any change in the management, personnel policies, or employee benefits.

8.7 As of the closing date, Seller will terminate all of its employees.

8.8 Seller will use their best efforts to effectuate the transactions contemplated by this Agreement and to fulfill all the conditions of the obligations of Seller under this Agreement, and will do all acts as may be required to carry out their respective obligations under this Agreement and to consummate and complete this agreement.

8.9 The Seller agrees to pay all Federal, State and local taxes and assessments due in connection with the current operation of Seller's business up to the date of closing. Personal property taxes, rent, utilities, fees and any other payments (which need to be prorated), if any, shall be adjusted as of the date of the closing.

SECTION 9. NON COMPETE.

9.1 To induce Buyer to enter into this Agreement, and to pay the purchase price herein provided and to otherwise perform the obligations hereunder, the Seller hereby covenants to Buyer as follows:

9.2 Seller and the Selling Shareholders will not for a period of two years from the closing date, engage, directly or indirectly, in the business of buying, selling, brokering, importing, servicing, or manufacturing items or products of any kind whatsoever related to the sale of this business which are similar to products and services provided by Seller, or that they will not during such period of time be connected or have any financial or other interest, directly or indirectly, with any person, firm, or corporation engaged in any of such businesses, and that they will not act in any capacity for another person, entity or corporation, other than Buyer, engaged in any of such businesses, whether as employee, agent, principal,

consultant or otherwise.

9.3 The covenant of Seller referred to in subparagraph 6.1 of this Section 8, may be assigned by Buyer to any person, firm or corporation to whom may be transferred the assets, the intention of the parties being that the said covenant on the part of Seller shall inure to the benefit to any person, firm or corporation that may succeed to the interests acquired by Buyer hereunder, with the same force and effect as if the said covenant had been made directly to such successor.

SECTION 10. COVENANTS OF THE BUYER

10.1 **CONDITIONS AND BEST EFFORTS.** Buyer will use its best efforts to effectuate the transaction contemplated by this Agreement and to fulfill all the conditions of Buyer's obligations under this Agreement, and shall do all acts and things as may be required to carry out Buyer's obligations and to consummate this Agreement.

10.2 **CONFIDENTIAL INFORMATION.** If for any reason the Sale of Assets is not completed, Buyer will not disclose to any third parties any non-public confidential information received from Seller or Selling Shareholders in the course of investigating, negotiating, and performing the transactions contemplated by this Agreement.

SECTION 11. CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS.

The obligation of Buyer to purchase the Assets is subject to the fulfillment, prior to or the closing date, of each of the following conditions, any one or portion of which may be waived in writing by Buyer:

11.1 All representations and warranties made in this Agreement by Seller shall be true

as of the closing date as fully as those such representations and warranties had been made on or as of the closing date, and, as of the closing date, Seller shall not have violated or shall have failed to perform in accordance with any covenant contained in this Agreement.

11.2 Buyer shall have obtained all licenses and permits from public authorities necessary to authorize the ownership and operation of the business of Seller.

11.3 There shall have been no material adverse change in the manner of operations of Seller's business prior to the closing date.

11.4 At the closing date, no suit, action or other proceedings, which is material, shall have been threatened or instituted to restrain, enjoin or otherwise prevent the consummation of this Agreement or the contemplated transactions except as listed in Schedule D, <u>monies to settle such proceeding shall be held in escrow by Buyer's attorney (see Section 6.9)</u>

11.5 Buyer, at the closing, will pay all Seller's liabilities, where ever possible, and deduct these amounts as well as any amounts due Buyer under the Escrow Agreement from the proceeds due to Seller.

<u>SECTION 12. BUYER'S ACCEPTANCE</u>

Buyer represents and acknowledges that it has entered into this Agreement on the basis of its own examination, personal knowledge, and opinion of the value of the business. Buyer has not relied on any representations made by Seller other than those specified in this Agreement. Buyer further acknowledges that Seller has made no agreement or promise to repair or improve any equipment, rolling stock or other personal property being sold to Buyer under this Agreement, and that Buyer takes all such property in the condition existing on the date of this Agreement, except as otherwise provided in this Agreement.

SECTION 13. INDEMNIFICATION AND SURVIVAL

13.1 **SURVIVAL OF REPRESENTATIONS AND WARRANTIES.** All representations and warranties made in this Agreement shall survive the closing of this Agreement, except that any party to whom a representation or warranty has been made in this Agreement shall be deemed to have waived any misrepresentation or breach of representation or warranty which such party had knowledge prior to closing. Any party learning of a misrepresentation or breach of representation or warranty under this Agreement shall immediately give notice thereof to all other parties to this Agreement. The representations and warranties in this Agreement shall terminate two (2) years after the closing date or when the relevant statute of limitation expires, whatever comes later, and such representations or warranties shall thereafter be without force or effect, except any claim with respect to which notice has been given to the party to be charged prior to such expiration date.

13.2 Seller hereby agrees to indemnify and holds Buyer, its successors and assigns harmless from and against:

a) Any and all claims, liabilities and obligations of every kind and description, contingent or otherwise, arising out of or related to the operation of Seller's business prior to the close of business on the day before the closing date, except for claims, liabilities and obligations of seller expressly assumed by Buyer under this Agreement or paid by insurance maintained by Seller, or Selling Shareholders.

b) Any and all damage or deficiency resulting from any material

misrepresentation or breach of warranty or covenant, or nonfulfillment of any agreement on the part of Seller under this Agreement.

13.3 Seller's indemnity obligations under 2.1 of Section 13 shall be subject to the following:

a) If any claim is asserted against buyer that would give rise to a claim by Buyer against Seller and Selling Shareholders for indemnification under the provisions of this paragraph, the Buyer shall promptly give written notice to Selling Shareholders concerning such claim as Selling Shareholders shall, at no expense to Buyer defend the claim.

b) Seller shall not be required to indemnify buyer for amount that exceeds the total purchase price paid by buyer under Section 3 of this agreement.

13.4 **BUYER INDEMNIFICATION.** Buyer agrees to defend, indemnify and hold harmless Seller and Selling Shareholders from and against:

a) Any and all claims, liabilities and obligations of every kind and description arising out of or related to the operation of the business following closing or arising out of buyers failure to perform obligations of Seller assumed by buyer pursuant to this Agreement.

b) Any damage or deficiency resulting from any material misrepresentation, breech of warranty or covenant, or nonfulfillment of any agreement on the part of Buyer under this Agreement.

SECTION 14. RIGHTS AND OBLIGATIONS SUBSEQUENT TO CLOSING

14.1 **BOOKS AND RECORDS.** This sale does not include the books of account and copy of Seller's business. However, possession and custody of such books and

records, except for Seller's general ledger, shall be retained by Seller for a period of three (3) years. During this period, Buyer or its agents shall have access to such books and records and may make copies thereof. Seller will exercise reasonable care in the safekeeping of such records. Seller shall retain its general ledger but shall make it available for inspection by Buyer from time to time upon reasonable request.

SECTION 15. BULK SALES LAW

In the event any creditor of Seller claims the benefit of the Bulk Sales Law as against Buyer or any of the assets being conveyed to Buyer under this Agreement, Seller shall immediately pay or otherwise satisfy such claim or undertake its defense. Seller shall indemnify and hold Buyer harmless from and against any and all loss, expense, or damage resulting from Seller's failure to comply with Seller's requirements under the Bulk Sales law.

SECTION 16. TERMINATION OF AGREEMENT

16.1 **BY MUTUAL CONSENT.** This Agreement may be terminated by mutual written consent of Buyer and Seller. All ~~escrow amounts~~ Funds advanced are refundable to Buyer in equal monthly installments over a six month period with interest, at the prime rate of Citibank, on such unpaid balances. The first monthly installment is to be paid two weeks after the termination of this agreement.

16.2 **BREACH OF MATERIAL REPRESENTATIONS AND WARRANTIES;** Buyer may elect by notice to Seller, and Seller may elect by notice to Buyer, to terminate this Agreement if;

a) The terminating party shall have discovered a material error,

misstatement, or omission in the representations and warranties made in this Agreement by the other party which shall not have been cured by such other party within fifteen (15) days after written notice to such other party specifying in detail such asserted error, misstatement, or omission, or by the closing date, whichever first occurs.

b) All of the conditions precedent of the terminating party's obligations under this Agreement as set forth in either Section 10 or 11, as the case may be, have not occurred and have not been waived by the terminating party on or prior to the closing date.

c) The party with a right to terminate this Agreement pursuant to paragraph 16.1 or 16.2 of this Agreement shall not be bound to exercise such right, and its failure to exercise such right shall not constitute a waiver of any other right it may have under this Agreement, including but not limited to remedies for breach of a representation or warranty.

SECTION 17. MISCELLANEOUS

17.1 The provisions of this Agreement shall be binding upon and inure to the benefit of the heirs, personal representatives, successors, and assigns of the parties.

17.2 Any notice or other communication required or permitted to be given under this Agreement shall be in writing and shall be mailed by certified mail, return receipt requested, postage prepaid, addressed to the parties as follows:

SELLER:
Southwest Century Communications, Inc.
1713 Runyan Ave.
Houston, TX 77039

BUYER:
ICF Communication Solutions, Inc.
4030 Pike Lane, Suite C
Concord, CA 94520

All notices and other communications shall be deemed to be given at the

expiration of three (3) days after the date of mailing. The addresses to which notices or other communications shall be mailed may be changed from time to time by giving written notice to the other parties as provided above.

17.3 In the event of a default under this Agreement, the defaulting party shall reimburse the non-defaulting party or parties for all costs and expenses reasonably incurred by the non-defaulting party or parties in connection with the default, including without limitation attorney fees. Additionally, in the event a suit or action is filed to enforce this Agreement or with respect to this Agreement, the prevailing party or parties shall be reimbursed by the other party for all costs and expenses incurred in connection with the suit or action, including without limitation reasonable attorney fees at the trial level and on appeal.

17.4 No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

17.5 This Agreement shall be governed by and shall be construed in accordance with the laws of the State of Texas.

17.6 This Agreement shall inure to and be binding upon the parties, their heirs, successors, legal representatives and assigns.

17.7 This Agreement constitutes the entire agreement between the parties pertaining to its subject matter and it supersedes all prior contemporaneous agreements, representations, and understandings of the parties. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by

all parties.

Witness the signatures of the parties this the 14 day of July, 2004.

SELLER: Southwest Century Communications, Inc.

BY: ______________________ C.E.O.

BUYER: ICF Communication Solutions, Inc.

BY: ______________________ CEO

SELLING SHAREHOLDERS

____

Pat Bonnette

____

Norman Bonette

STATE OF NEW YORK
COUNTY OF NEW YORK

PERSONALLY appeared before me, the undersigned authority in and for the county and state aforesaid, the within named Janice Fortellhart who acknowledged to me that she is CFO of ICF Communications Solutions, Inc. and who acknowledged that she signed, delivered and executed the above and foregoing instrument on the date and year therein mentioned, for and on behalf of said corporation after first having been duly authorized so to do.

GIVEN under my hand and official seal, this the 14th day of JULY, 2004.

NOTARY PUBLIC

MY COMMISSION EXPIRES:
JUNE 30, 2006
Reg # 02GR6619915
STATE of New York

STATE OF TEXAS
COUNTY OF HARRIS

PERSONALLY appeared before me, the undersigned authority in and for the county and state aforesaid, the within named Norman Bonnette who acknowledged to me that he is CEO of Southwest Century Communications, Inc. and who acknowledged that he signed, delivered and executed the above and foregoing instrument on the date and year therein mentioned, for and on behalf of said corporation after first having been duly authorized so to do.

GIVEN under my hand and official seal, this the 12 day of July, 2004.

Rosalee Cormier
NOTARY PUBLIC

MY COMMISSION EXPIRES:
August 30, 2004

Rosalee Cormier
Notary Public, State of Texas
My Commission Expires
AUGUST 30, 2004

SCHEDULE A
LIST OF ASSETS

As of 10/31/04

Accounts Receivable	227,319.27
Unbilled Revenue	225,332.91
Inventory	229,175.33
Property	330,000.00

EXCLUDED ACCOUNTS RECEIVABLE

Accounts Receivable From		Amount
FNC	$103,213.99	$ ~~49,868.81~~
SKC		$ 17,955.48
PNB	53,517.25	$ ~~44,256.66~~
Mailstates	5,820.73	

SCHEDULE B
LABOR AGREEMENTS AND DISPUTES

As of 10/31/04 there are no disputes or agreements.

SCHEDULE C
EQUIPMENT LEASES

	Company	Description	Monthly	Balance
04/01/03	Dell	Computers	312.55/mo	10,626.70
07/08/02	Dell	Computers	469.27/mo	4,413.06
02/10/03	Global Services	Kyocera Copier	386.52/mo	15,074.28
11/14/02	American Business Finance	Solomon Software	1,695.24	56,111.63**

**ICF has agreed to pay ½ balance and Southwest Century ½ balance. This has been turned over to American Finasco for settlement.

SCHEDULE D
LITIGATION

No.796848 – Briar Capital, LP vs Nortel Networks Corporation and Southwest Century Communications, Inc. in the County Civil Court at Law #3, Harris County, Texas.

Worse case about $20,000.00

SCHEDULE E
OUTSTANDING BANK LOANS

As of October 31, 2004

Southwest Bank of Texas	Property Loan	$228,453.13
Southwest Bank of Texas	Line of Credit	$278,340.73

SCHEDULE F
ASSETS WITH NO TITLE

Forklift

Inventory

Furniture and Fixtures

Copiers and printers

Computers

SCHEDULE G
SELLERS AGREEMETNS RESULTING IN BREACH

Turned over to American Finasco to settle:

American Business Finance	Solomon Software	$56,111.63**
SWB Yellow Pages		17,608.00
SBC Internet Service		7,082.55

Accounts settled by American Finasco:

Account Name	Amount owed
Savage Design	$ 3,958.56
Bradley Consulting	17,387.50
Tech Data	2,611.50
Wescon	4,000.00
Verizon Logistics	16,000.00

**ICF agreed to pay ½ amount owed

NON-COMPETE AGREEMENT

This Agreement is made this 14 day of July 2004 by and between ICF Communications, Inc., a Delaware Corporation whose address is 4030 Pike Lane, Suite C, Concord, CA 94520, (hereinafter referred to as "Buyer") and Norman Bonnette and Pat Bonnette, individually and jointly, both of whose address is 1713 Runyan Avenue, Houston, Texas 77039 (hereinafter referred to individually as "Norman, Pat, or collectively as "the Bonnettes"), who are the sole shareholders of Southwest Central Communications, Inc., a Texas Corporation, (hereinafter referred to as "Seller").

WHEREAS, Buyer, Seller and the Bonnettes entered into an Asset Purchase Agreement by which Buyer purchased substantially all of Seller's assets. The Bonnettes agree to enter into a Non-Compete Agreement with the Buyer for a three (3) year period, as an inducement for Buyer to purchase Seller's assets.

WHEREAS, the signing of this Agreement is a material condition to Buyer's purchasing Seller's assets and Seller agreeing to sell such assets.

WHEREAS, Norman is entering into an Employment Agreement which also has non-compete provisions. In the event there is a conflict between a non-compete clause in this Agreement and in Norman's Employment Agreement, the clauses that have the longer term and the harshest penalties shall prevail.

NOW THEREFORE, the parties agree as follows:

1. **Term**. The term of this Non-Compete Agreement is for a period of three (3) years starting from the closing date of the Asset Purchase Agreement. During the term of this Agreement, the Bonnettes agree not to become shareholders, directors, officers, employees, or independent contractors for any company in the territory competing with Seller's current business and any future business Buyer might enter into. The Bonnettes are allowed to purchase stock of up to 5% in a publicly held company in the same business as Buyer.
2. **Territory**. This Non-Compete Agreement applies to the Southwestern United States, Nevada, and California. The Bonnettes also agree not to do any work for any of Seller's or Buyer's clients in other states, (i.e. A Texas client has work in Connecticut; the Bonnettes would not be able to perform such work).

3. **Confidential Information and Non-Disclosure.** The Bonnettes agree that any information about the Seller's clients, customers, employees is confidential and cannot be disclosed to any third party not affiliated with the Buyer. Any information about the Seller's or Buyer's costs, plans, policies, products, know-how, trade secrets, suppliers and marketing techniques are to be considered proprietary information of the Seller's or Buyer's and cannot be disclosed to any third party.

4. **Injunctive Relief.** The Bonnettes and Buyer acknowledge that adhering to the terms of this Agreement is essential and if not adhered to the Buyer would be irreparably harmed, thus the Bonnettes acknowledge that injunctive relief would be an appropriate remedy as well as money damages for such violation.

5. **Independent Agreement.** The Bonnettes and Buyer acknowledge that this is a separate agreement and should be construed to be independent of the representations and warranties in the Asset Purchase Agreement signed by Buyer and Seller.

6. **Waiver.** The failure to enforce any violation of this agreement does not preclude the enforcement of that agreement at a later date, and shall not be construed as a continuing waiver or as a waiver of any other breach of any other provision of this Non-Compete Agreement.

7. **Notices.** All notices, requests, demands, and other communications hereunder shall be in writing and shall be made by certified mail or telefax following by confirmation letter (with first class airmail postage), to the parties at the addresses indicated below:

   If to Norman and or Pat Bonnette:

   Southwest Century Communications, Inc.
   1713 Runyan Avenue
   Houston, TX 77039
   Telephone 281-372-3320
   Fax: 281-372-3330

   If to Buyer to:

   ICF Communication Solutions, Inc.
   4030 Pike Lane, Suite C

Concord, CA 94520
Telephone: (925) 849-1400
Fax: (925) 849-1503

All notices, demands, and other communications mentioned above shall be deemed to have been given or made on the earlier of the date when received and five (5) days after the date of their dispatch. Any party may change the address to which notices and other communications are to be directed to it by giving notice of such change to the other parties in the manner provided in this Section.

8. **Severability**. If any provision of this Non-Compete Agreement, as applied to any person or to any circumstances, shall be adjudged by a Court to be invalid or unenforceable, the same shall in no way affect any other provision of this Non-Compete Agreement, the application of such provision in any other circumstances, or the validity or enforceability of the Non-Compete Agreement.

9. **Amendment**. No waiver of any rights, and no modifications or amendments of this Non-Compete Agreement shall be effective unless made in writing and duly signed by the party to be bound thereby.

10. **Governing Law**. This Non-Compete Agreement shall be construed according to and the legal relations between the parties shall governed in accordance with the laws of the State of Texas.

11. **Successors of Buyer and Seller**. The Terms of this Non-Compete Agreement shall inure to the benefit of Buyer and the Bonnettes and their respective successors or assigns.

12. **Captions**. The captions contained in this Non-Compete Agreement are for convenience or reference only and shall not affect the meaning or interpretation of this Non-Compete Agreement.

13. **Entire Agreement**. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof and shall supersede all previous, oral and written understandings of the parties with respect to the subject matter hereof. Notwithstanding the foregoing, this Agreement is in

addition to and not in lieu of the rights and obligations of Norman under his Employment Agreement with the Buyer.

14. **Jurisdiction**. The parties hereto intend to and do hereby confer jurisdiction to enforce this Non-Compete Agreement upon the Courts of any State within the geographical scope of the covenants contained herein. If the Courts of any one or more of such States or jurisdictions shall hold such covenants wholly unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties hereto that such determination shall not bar of in any way affect the right of Buyer to the relief provided above in the Courts of any other State or jurisdiction within the geographical scope of such covenants, as to breaches of such covenants in such other respective States or jurisdictions; the above covenants as they relate to each State or jurisdiction being, for this purpose, severable into diverse and independent covenants.

The undersigned Norman and Pat, as the sole shareholders of the Seller, and the Buyer, have signed this Agreement to indicate and agree that they shall be bound by the same terms and provisions of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Non-Compete Agreement as the date first written above.

ICF COMMUNICATION SOLUTIONS, INC.

Buyer:

By: ______________________

President

____

Norman Bonnette, Individually

____

Pat Bonnette, Individually

~~Draft 6/24/04~~ [handwritten initials]

EMPLOYMENT AGREEMENT

This Employment Agreement dated July 24 2004, between ICF Communication Solutions, Inc., a Delaware Corporation, whose address is 4030 Pike Lane, Suite C, Concord, CA 94520 (hereinafter referred to as the "Employer") and Norman Bonnett, located at 1713 Runyan Avenue, Houston, TX 77039 (hereinafter referred to as "Employee")

1. **TERM.** The Employer hereby agrees to hire Employee as its Regional Manager for the State of Texas a two (2) year period commencing on the date of the purchase of the assets of Southwest Century Communications, Inc. and terminating two (2) years from that date. This Employment Agreement terminates at that date and there are no automatic renewals.

2. **COMPENSATION.** Employee will receive a base salary of one hundred and twenty-five thousand dollars ($125,000) per year to be paid according to the Employer's payroll practices.

3. **OTHER COMPENSATION.**

3.1 The Employee will be entitled to all the fringe benefits provided by the Employer to its employees.

3.2 The Employee will receive the use of a mid-size car to be provided by the Employer for the Employee's use. Any car payments, car insurance, maintenance expenses, tolls and other car expenses will be reimbursed upon receipt of the proper documentation by the Employer. The Employee may use the car on weekends and holidays but the personal use will be included in the Employee's W-2.

3.3 The Employee will receive the normal fringe benefits that all other employees of the company receive.

4. **DUTIES.**

The Employee is hired as a Regional Manager for the Employer's Texas operation. The Employee will be in charge of the day to day operations of

the Texas offices and will report directly to the Vice-President of Operations or to any other employee designated by the President of the Employer.

4.1 The Employee shall devote his full time and attention to performance of his duties under this agreement.

4.2 The Employee will report to the President of the Employer or any individual or individuals designated by the President. The Employee will also be subject to the direction and control of the Board of Directors of the Employer.

4.3 The Employee shall not perform any other job or work related tasks except for Employer and its affiliated companies.

4.4 **Expenses.** The Employee will be entitled to reimbursement for all reasonable expenses incurred by Employee in the performance of his duties upon presentation of proper documentation indicating the business purpose and amount of such expenses.

4.5 **Vacation.** The Employee shall be entitled to three weeks (3) vacation to be mutually agreed upon between the President of the Employer or its designee and the Employee. Unused vacation will not be carried over to future years.

4.6 **Facilities and Personnel.** Employee will be provided such facilities, supplies, services, and personnel as shall be reasonably required for the performance of Employee's duties.

5. TERMINATION.

5.1 The Employment Agreement is terminated at the end of the two (2) year period as specified in Section 1.

5.2 The Employment Agreement may be terminated at anytime upon mutually written consent of both Employee and Employer. Employee must give three months written notice of termination of employment.

5.3 **Termination for Cause.** Employee may be terminated by Employer for cause in the event Employee commits fraud or gross negligence in the performance of his duties, or in the event that Employee has an

alcohol or other substance abuse problem, or in the event Employee is convicted of a misdemeanor or felony.

5.4 In the event Employee is disabled and unable to perform his job description for longer than a sixty day (60) period within a ninety day (90) period. The Employer then has the option to terminate the Employee.

5.5 In the event the Employee dies during the term of this Employment Agreement, this Agreement will automatically be terminated and Employee's estate will receive his salary through the end of the month in which Employee's death occurs.

5.6 **Pro-Ration of Compensation**. If the Employee is terminated for any of the reasons mentioned in Section 5.1 through 5.4 Employee's salary shall be prorated to the date of his termination and shall be payable within three (3) business days.

6. REPRESENTATION AND WARRANTIES OF EMPLOYEE. Employee represents and warrants to the Company that this Agreement will not violate any contractual obligation to which Employee is subject and which would prevent Employee from entering into this Agreement.

6A REPRESENTATION AND WARRANTIES OF EMPLOYER. The Employer hereby represents and warrants that it is a Corporation in good standing under the laws of the State of Delaware and has the authority to sign this Employment Agreement.

7. FINDER'S FEE. Employee and Employer acknowledge that there is no finder's fee due to any third party in connection with the signing of this Agreement.

8. COVENANTS NOT TO COMPETE.

8.1 Employee agrees for a period of twelve months (12) after the termination of this agreement not to become a director, officer, employee or owner of any company in the voice and data communication business, but the Employee can purchase shares totaling no more than five percent (5%) of any publicly held voice and data communication business. Employee will also be bound by another

non-competition agreement he is signing as the selling shareholder of Southwest Century Communications, Inc.

8.2 Employee and Employer acknowledge and agrees that all product specifications, production techniques, lists of the Company's customers and suppliers, product planning information, and other Company data related to its business ("Confidential Information") are valuable assets of the Company. Except for disclosures reasonably made to advance the business of the Company and information which is a matter of public record, Employee shall not, during the term of this Agreement or after the termination of employment with the Company disclose any Confidential Information to any person or use any Confidential Information for the benefit of Employee or any other person, except with the prior written consent of the Company.

9. **RETURN OF DOCUMENTS AND OTHER ASSETS.** Employee and Employer acknowledge and agrees that all originals and copies of records, reports, documents, lists, plans, drawings, memoranda, notes, and other documentation related to the business of the Company or containing any Confidential Information shall be the sole and exclusive property of the Company, and shall be returned to the Company upon the termination of employment with the Company or upon the written request of the Company. In addition all tangible assets such as car, computer, telephone, etc. shall be returned to the company at the termination of this Agreement.

10. **INJUNCTION.** Employee and Employer agrees that it would be difficult to measure damage to the Company from any breach of Sections 8 and 9, and the monetary damages would be an inadequate remedy for any such breach. Accordingly, Employee agrees that if Employee shall breach Section 8, the Company shall be entitled, in addition to all other remedies it may have at law or in equity, to an injunction or other appropriate orders to restrain any such breach, without showing or proving any actual damage sustained by the Company.

11. **MISCELLANEOUS PROVISIONS.**

11.1 The provisions of this Agreement shall be binding upon and inure to the benefits of the assigns, successors, heirs and personal representatives of the Employer and Employee.

11.2 All notices required to be given under this Agreement shall be in writing and mailed by certified mail return receipt requested, post prepaid addressed to the parties as follows:

To Employee	To Employer
Norman Bonnette 1713 Runyan Ave., Houston, TX 77039	ICF Communication Solutions, Inc. 4030 Pike Lane, Suite C Concord, CA 94520

11.3 This Agreement shall be governed and construed in accordance with the Laws of the State of Taxes. All disputes shall be settled by arbitration. The Employer and the Employee will each select an arbitrator and the two arbitrators selected will select a third arbitrator. The rules of the American Arbitration Association will apply and the decision of the arbitrators is final. This Agreement can only be changed in writing, and signed by both parties.

11.4 No Waiver of any provision of this agreement shall be deemed or shall constitute a waiver of any other provision whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver. This Agreement constitutes the entire agreement between the parties and supersedes any and all prior agreements, representations and understandings of the parties.

11.5 No Release. Employee agrees that the termination of employment with the Employer or the expiration of the term of this Agreement shall not release Employee from any obligations under Section 8.1 and 8.2.

AGREED TO AND ACCEPTED on this 14 day of July 2004.

ICF Communication Solutions, Inc.   Norman Bonette

By: ______________________   ______________________

SOUTHWEST CENTURY COMMUNICATIONS, INC. 1713 Runyan Avenue, Houston, TX 77039, hereby agrees to pay to ICF Communications Solutions, Inc., 4030 Pike Lane, Suite C, Concord, CA 94520, $75,000 as per Asset Purchase Agreement dated July 14, 2004. This amount is due as per the above mentioned contract. All monies borrowed under this contract are guaranteed, jointly and severally, by Pat Bonnette and Norman Bonnette. Pat and Norman Bonnette are the guarantors and Southwest Century Communications, Inc. will agree to sign a Confession to Judgment if requested by lender. The lender can request repayment of this loan from the guarantors at the same time payment is requested from Southwest. Guarantors waive any presentment, demand, protest and notice of dishonor.

Southwest Century Communications, Inc., Borrower

BY; ______________________________

____

Norman Bonnette, Guarantor

____

Pat Bonnette, Guarantor